

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Scott Turicchi
Chief Executive Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, CA 90017

> **Re: Consensus Cloud Solutions, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 10-12B**
> **Submitted July 26, 2021**
> **CIK No. 0001866633**

Dear Mr. Turicchi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 10, 2021.

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted July 26, 2021

Information Statement Summary
Industry, page 2

1.   We note the revisions you made in response to prior comment 1. Please tell us why it is appropriate to include the full $2 billion in estimated total addressable market for online fax under your healthcare interoperability estimated total addressable market, when it is clear from your registration statement that healthcare is only a portion of the online fax market. In addition, please provide disclosure to reconcile the following statements: (i) you "anticipate our expansion into interoperability solutions to increase our total addressable market from approximately $2 billion today to $11 billion by 2023" and (ii) "Healthcare interoperability is a nascent industry, with a total addressable market

estimated to be over $10 billion globally (including the total addressable market for online fax)," both on page 2.

2.   We note your response to prior comment 3. Please include the name of the Maia report and the date of the report in your disclosure.

Risk Factors, page 11

3.   We note your response to prior comment 5. Due to the focus you place on growing your healthcare interoperability business throughout your disclosure, please provide separate risk factors addressing the challenges to developing and providing healthcare interoperability solutions as opposed to your more established and historically provided products and services. In this discussion, be sure to address the competition you will face in the industry.

Non-GAAP Financial Measure, page 49

4.   We note your response to prior comment 6 and your revisions on pages ii, 49 and 50. You mention Adjusted EBITDA as a non-GAAP measure but only present pro forma Adjusted EBITDA. Please tell us how you considered presenting Adjusted EBITDA for the year ended December 31, 2020. Please also revise your non-GAAP disclosures to identify pro forma Adjusted EBITDA as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-X for pro forma Adjusted EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cloud Services Performance Metrics, page 53

5.   We note your response to prior comment 10. Please supplementally address the following:
   •   As previously requested, please tell us if you track your cancellation rate for small and medium businesses and individual Cloud Services customers separate from enterprise Cloud Services customers. If so, please also tell us what consideration you gave to disclosing those rates separately.
   •   Explain in greater detail why the payment method (credit or debit card) for small and medium businesses and individual Cloud Services customers is relevant to your calculation of cancellation rates.
   •   Tell us how long your free trial periods typically last.
   •   Tell us if you track cancellations for small and medium businesses and individual Cloud Services customers occurring during the free trial period and/or within the first two payment cycles. If so, explain why these are not relevant to the cancellation rates you disclose.

Revenues, page 55

6.   We note your response to prior comment 12. Please revise to more clearly describe the impact of acquisitions on your revenues for 2020 as compared to 2019. For example, you describe both an increase and a decrease in Cybersecurity revenues during the period. You also disclose increases of $9.8 million, $6.8 million and $28.7 million but it is unclear what those figures represent. Additionally, please revise to quantify the declines in cybersecurity, SMBE and B2B backup businesses and explain in greater detail what caused these declines.

Business
Our Industry, page 68

7.   We note your response to prior comment 15. Please include the name and date of the Deloitte survey in your disclosure. In addition, please explain the link between "improving routine processes" and interoperability.

Key Performance Indicators by Product, page 71

8.   We note your disclosure and response to prior comment 18. Please address the following:
   • how your calculation of <u>annual</u> ARPA provides investors with an understanding of the average <u>monthly</u> revenues you recognize per account associated with Consensus' customer base;
   • whether "Average Revenue per Account" is the same as "average revenue per user" discussed on page 73;
   • how you calculate monthly churn;
   • how the rest of the key performance indicators are used to analyze your performance; and
   • how and why the key performance indicators for Consensus differ from the key performance indicators for Historical Cloud Services.

Our Strengths, page 72

9.   In response to prior comment 19, you disclose that you calculate net enterprise customer retention as 1 minus the monthly churn rate. Please clarify that this metric does not measure the percentage of enterprise customers that you have retained each year because it is not calculated to determine how many enterprise customers at the beginning of each year were also customers at the end of each year. Explain what it measures instead.

Executive Compensation
2020 Grants of Plan-Based Awards Table, page 85

10.   We note your response to prior comment 20. Please specifically disclose whether the named executive officers are deemed to satisfy the employment conditions of their restricted stock awards if they are employed at Consensus rather than J2 Global.

You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stewart L. McDowell